FORM 6-K


                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                         Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the Month of October 2001


                                MIND C.T.I. LTD.


                  (Translation of Registrant's Name into English)


          Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692


                     (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:


Form 20-F [X] Form 40-F [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

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Attached to the Registrant's Form 6-K for the month of July 2001 and incorporated herein by reference is the Registrant's press release dated October 24, 2001.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


MIND C.T.I. LTD.
(Registrant)


By:  /s/ Monica Eisinger
     -----------------------------------
     Monica Eisinger
     President


Dated: October 24, 2001



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MIND CTI Press Release
For Immediate Release

MIND CTI Reports Third Quarter Results

Conference call scheduled for Wednesday, October 24, 2001 at 9:00 a.m. EST

Yoqneam, Israel, October 24, 2001-MIND CTI Ltd. (NASDAQ: MNDO), a leading provider of billing and customer care, accounting and management solutions for voice, data and IP services, today announced results for the third quarter ended September 30, 2001.

Revenue for the third quarter of 2001 was $2.2 million compared with $4.2 million for the third quarter of 2000. Net loss for the quarter ended September 30, 2001 was $0.8 million or $0.04 loss per share, compared with a profit of $1.0 million, or $0.06 pro forma earnings per share in the third quarter of 2000.

Monica Eisinger, President and CEO, commented: "Our third quarter results reflect the continuing global economic slowdown and the lengthened sales cycle in the billing space. In response to the situation, over the past few months we have implemented cost-saving measures that do not affect our core activities. Our recent restructuring actions have improved operating results compared with the second quarter of 2001."

Eisinger continued, "MIND has a unique, highly scalable, real time billing technology that is operational at numerous customers around the globe. MIND offers wireless and broadband operators solutions that enable revenue generating enhanced services. Our solutions include full-prepaid capabilities. We are confident that when the market conditions improve, we will be well positioned to meet the market needs and seize opportunities."

CONFERENCE CALL

As a reminder, MIND CTI will be hosting a conference call today, October 24, 2001 at 9:00 a.m. EST. To participate in the conference call, local and international callers should call at least five minutes before the scheduled time and dial either +1-972-389-9805 (international callers) or 800-556-3831 (accessible from the US & Canada). The passcode number is 00373.

ABOUT MIND

MIND is a leading global provider of billing and customer care, accounting and management solutions for voice, data and IP services. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for deployment of new services. MIND operates from offices in the United States, Europe, China, Japan and Israeli headquarters. For information about MIND and its products visit the company Web site: http://www.mindcti.com

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission.

For more information please contact:
Barbara Frank
MIND CTI Ltd.
+972-4-993-6632
1-888-270-4056
investor@mindcti.com

                                      (tables to follow)


MIND C.T.I. LTD.
                             CONDENSED CONSOLIDATED BALANCE SHEETS

                                               September 30         December 31,
                                               ------------      ------------
                                               2001       2000        2000
                                              -------    -------    --------
                                                 (Unaudited)         (Audited)
                                                ------------      ------------
                                                      U.S. $ in thousands
                                               -------------------------------
        A s s e t s
 CURRENT ASSETS:
  Cash and cash equivalents                    39,251     42,611       43,373
  Short-term investments                                     101          103
  Accounts receivable:
     Trade                                     5,021       5,560        5,589
     Related Party                                            25
     Other                                       818         366        1,460
  Inventories                                     19          53           20
                                               -------    ------       ------
        Total  current assets                  45,109     48,716       50,545
                                               -------    ------       ------
	INVESTMENT IN A COMPANY                    93         93           93
                                               -------                 ------

PROPERTY AND EQUIPMENT:
  Cost                                          3,214      2,457        2,734
  Less - accumulated depreciation and
    Amortization                                1,208        690          792
                                               -------    ------       ------
                                                2,006      1,767        1,942
                                               -------    ------       ------
OTHER ASSETS, net of accumulated amortization   1,332        430          368
                                               -------    ------       ------
      Total  assets                            48,540     51,006       52,948
                                               =======    ======       ======
     Liabilities and shareholders' equity
    (net of capital deficiency)

CURRENT LIABILITIES -
  accounts payable and accruals:
    Trade                                         522      1,099          955
    Other                                       1,478      2,453        2,901
                                               -------    ------       ------
      Total  current liabilities                2,000      3,552        3,856
ACCRUED SEVERANCE PAY                             969        812          776
                                               -------    ------       ------
            Total liabilities                   2,969      4,364        4,632
                                               -------    ------       ------
MINORITY INTEREST                                  89                      89
                                               -------                 ------
SHAREHOLDERS' EQUITY
  (CAPITAL DEFICIENCY):
  Share capital                                    51        51            51
  Additional paid-in capital                   61,258    61,254        61,233
  Deferred stock compensation                    (373)     (714)         (453)
  Accumulated deficit	                      (15,454)  (13,949)      (12,604)
                                               -------    ------       ------
     Total  shareholders' equity (capital
         deficiency)                           45,482   (46,642)       48,227
                                               -------    ------       ------
     Total  liabilities and shareholders'
        equity (net of capital deficiency)     48,540    51,006        52,948
                                               =======    ======       ======

       MIND C.T.I. LTD.
                      CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                                    Nine months     Three months     Year ended
                                 ended September   ended September  December 31
                                       30                30
                                  -------------    -------------     -----------
                                  2001     2000    2001     2000        2000
                                  -------------    -------------     -----------
                                    Unaudited)      (Unaudited)         Audited)
                                  -------------    -------------     -----------

                                    U.S. $ in thousands (except per share data)

REVENUES                          $8,056 $11,010  $2,204  $4,209       $15,613
COST OF REVENUES                   1,535   1,606     458     671         2,203
                                 ------  ------   ------  ------       --------
GROSS PROFIT                       6,521   9,404   1,746   3,538        13,410
RESEARCH AND DEVELOPMENT
    EXPENSES - net                 3,306   2,782   1,005   1,008         3,795
SELLING, GENERAL AND
    ADMINISTRATIVE EXPENSES:
    Selling                        5,028   3,243   1,609   1,241         4,774
    General and administrative     2,528   1,251     305     515         1,928
                                 ------  ------   ------  ------       --------
OPERATING INCOME (LOSS)          (4,341)  2,128   (1,173)    774         2,913
FINANCIAL INCOME - net            1,491     475      350     303         1,080
                                 ------  ------   ------  ------       --------
INCOME BEFORE TAXES ON INCOME    (2,850)  2,603     (823)  1,077         3,993
TAXES ON INCOME                             200               34           245
                                 ------  ------   ------  ------       --------
NET INCOME (LOSS)                (2,850)  2,403     (823)  1,043         3,748
ACCRETION OF MANDATORILY
  REDEEMABLE, CONVERTIBLE A
  PREFERRED SHARES TO
  MANDATORY REDEMPTION VALUE	         (8,894)          (2,222)       (8,894)
   AMORTIZATION OF BENEFICIAL
  CONVERSION FEATURE OF
  REDEEMABLE CONVERTIBLE
  PREFERRED SHARES                       (7,223)          (1,806)       (7,223)
                                 ------  ------   ------   ------      --------

LOSS APPLICABLE TO
  ORDINARY SHARES               $(2,850) $(13,714) $(823) $(2,985)    $(12,369)
                                 ======   ======   ======  ======     =========
    LOSS PER ORDINARY
    SHARE - basic and diluted    $(0.14)   $(0.87) $(0.04) $(0.17)      $(0.73)
                                 ======   ======   ======  ======     =========
  WEIGHTED AVERAGE NUMBER OF
  ORDINARY SHARES USED IN
  COMPUTATION OF LOSS PER
  ORDINARY SHARE - IN
  THOUSANDS - basic and diluted  20,604   15,676   20,604   17,797       16,897
                                 ======   ======   ======   ======    =========